November 14, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:     Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services

Re:    NCR Corporation
From 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 10-Q for the Quarterly Period Ended March 31, 2016
Filed April 29, 2016
File No. 001-00395

Dear Ms. Collins:

This letter sets forth the responses of NCR Corporation (the “Company”) to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter of October 28, 2016 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2015 and with respect to the Company’s Form 10-Q for the quarterly period ended March 31, 2016. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of the Company. Unless the context requires otherwise, references to “we”, “our”, “us”, “NCR” or “the Company” in the responses below refer to NCR Corporation.

Form 10-K for the Fiscal Year Ended December 31, 2015

Notes to the Consolidated Financial Statements

Note 2. Series A Convertible Preferred Stock, page 60

1.
On page 61, you state that you determined that the nature of the Series A Preferred Stock was more akin to an equity instrument. Based on the disclosed terms it appears the Series A Preferred Stock has features that are akin to both equity and debt instruments and such a conclusion is not clear. In an effort to understand how you arrived at your determination, please provide us with your analysis and consideration of the guidance in ASC 815-15-25-17 and ASC 815-10-S99-3.

At the time of issuance, we assessed the Series A Preferred Stock pursuant to ASC 815-15-25-17 and ASC 815-10-S99-3 to determine whether the Series A Preferred Stock should be considered more akin to debt or more akin to equity for the purposes of determining whether embedded derivatives should be bifurcated and accounted for separately. We performed the assessment by considering all of the economic characteristics and risks and all of the stated or implied substantive terms and features.

Securities and Exchange Commission
Ms. Kathleen Collins

In completing the assessment, we noted the following features as more indicative of a debt host:

•
At various times following March 16, 2024, the holders of Series A Preferred Stock can require the Company to redeem the Series A Preferred Stock for an amount equal to 100% of the liquidation preference plus accrued dividends as of the redemption date.

•	The Series A Preferred Stock carries a fixed rate annual dividend of 5.5%.

•
Upon certain “change of control” events or if the Company's common stock fails to be listed on NYSE or NASDAQ, the holder of Series A Preferred Stock can require the Company to redeem the Series A Preferred Stock.

•	The Company has the right, upon certain “change of control” events to redeem (i.e. call) the Series A Preferred Stock.

•	The Series A Preferred Stock has a preference on liquidation or dissolution that includes accrued and unpaid dividends.

We noted the following features as more indicative of an equity host:

•	The Series A Preferred Stock is convertible at the option of the holders at any time into a fixed number of shares of the Company’s common stock.

•
The Series A Preferred Stock may be converted, at the election of the Company, into a fixed number of shares of common stock at any time after the third anniversary of the date of the issuance if the volume weighted average price of the Company’s common stock exceeds $54.00 for a specified period.

•	Holders of Series A Preferred Stock are entitled to vote with the holders of the Company’s common stock on an as-converted basis.

•
Holders of Series A Preferred Stock are entitled to a separate class vote with respect to amendments to the Company’s organizational documents that have an adverse effect on the Series A Preferred Stock and issuances by the Company of securities that are senior to, or equal in priority with, the Series A Preferred Stock.

•	The holders of the Series A Preferred Stock were granted the right to designate, two directors to the Company’s Board of Directors.

The Company notes that the non-mandatory date certain redemption feature and the 5.5% annual dividend rate are debt-like features, but we weighted these features less heavily in the evaluation than certain of the equity-like features. Specifically, we noted that the Series A Preferred Stock is convertible into a fixed number of shares of common stock at any time. We also considered the fact that the holders of the Series A Preferred Stock have voting rights on an as-converted basis, and the holders were awarded two seats on the Company's Board of Directors, which allows them to have significant input into our strategy. This is not a right that is generally granted to debt investors, and therefore, we weighted it heavily in our evaluation of the economic characteristics and risks of the Series A Preferred Stock.

In addition, in evaluating the economic characteristics and risks, we considered the expected outcomes of the investment. We believed, based on statements of the Series A Preferred Stock investors as well as discussions with the investors and their advisers, that they shared a belief in our long-term strategy and vision and expected a rate of return significantly higher than the 5.5% fixed annual dividend rate on their investment. This higher return could only be achieved through conversion of the Series A Preferred Stock into shares of our common

Securities and Exchange Commission
Ms. Kathleen Collins

stock, and as a result, we believed the probability of conversion into a fixed number of shares substantially exceeded the probability of redemption.

As a result, although certain features, such as the non-mandatory date certain redemption feature and the cumulative fixed dividend rate, are debt-like, we considered the conversion feature, voting rights, and the Board representation granted to the Series A Preferred Stock investors as more significant factors. We therefore concluded the Series A Preferred Stock is more akin to equity than debt.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Notes to the Condensed Consolidated Financial Statements

Note 2. Goodwill and Purchased Intangible Assets, page 8

2.
You disclose on page 7 that effective January 1, 2016 you began management of your business on a solutions basis which resulted in a corresponding change in your reportable segments. Please tell us how you considered the guidance in ASC 350-20-35-45 as well as ASC 350-20-35-3C.f. in determining the impact of the change in reportable segments on goodwill and your reporting units. Also tell us your consideration for revising your disclosures in future filings to incorporate this information.

In accordance with ASC 350-20, on January 1, 2016, the effective date of the change to manage our business on a solution basis, we completed the following as a result of the change in reportable segments:

•	Determined reporting units and reassigned assets and liabilities;

•	Reassigned goodwill to the new reporting units based on the relative fair value allocation approach; and

•	Completed an impairment assessment of goodwill for the new reporting units.

As a result of this analysis, we determined that there was no indication of impairment of goodwill for the new reporting units.

Considering the Staff's comment regarding our consideration for revising related disclosures in future filings, please note that we intend, in our Annual Report on Form 10-K for the 2016 fiscal year, to include disclosure similar to the following:

“Effective January 1, 2016, NCR began management of its business on a solution basis, changing from the previous model of management on a line of business basis, which resulted in a corresponding change to NCR's reportable segments. We have reclassified prior period segment disclosures to conform to the current period presentation.

In connection with the change in reportable segments, during the first quarter of 2016, the Company determined its reporting units and then assigned goodwill to the new reporting units based on the relative fair value allocation approach. We have reclassified prior period goodwill disclosures to conform to the current period presentation.”

Securities and Exchange Commission
Ms. Kathleen Collins

Please do not hesitate to contact me at (678) 808 7900 if there are any questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,

/s/ Robert Fishman
Robert Fishman
Executive Vice President and Chief Financial Officer
NCR Corporation

cc:    Audit Committee of the Board of Directors
PricewaterhouseCoopers LLP
William Nuti, Chairman and Chief Executive Officer